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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Air Methods Corporation
(Name of Subject Company (Issuer))

ASP AMC Merger Sub, Inc.
(Offeror)
a wholly-owned subsidiary of

ASP AMC Intermediate Holdings, Inc.
(Parent of Offeror)
a wholly-owned subsidiary of

ASP AMC Holdings, Inc.
(Holdings)

American Securities Partners VII, L.P.
American Securities Partners VII(B), L.P.
American Securities Partners VII(C), L.P.
American Securities Associates VII, LLC
American Securities LLC
(Other Persons)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.06 per share
(Title of Class of Securities)

9128307
(CUSIP Number of Class of Securities)

ASP AMC Merger Sub, Inc.
c/o American Securities LLC
299 Park Avenue, 34th Floor
New York, NY 10171
Attention: Eric Schondorf
Telephone: (212) 476-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael E. Lubowitz
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$1,594,029,774.00	$184,748.05

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 36,644,628 shares of common stock, par value $0.06 per share (the "Shares"), of Air Methods Corporation a Delaware corporation ("Air Methods") outstanding multiplied by the offer price of $43.00 per share; (ii) 75,561 Shares reserved for issuance upon the settlement of outstanding Air Methods restricted stock unit awards ("RSUs") multiplied by the offer price of $43.00 per Share; (iii) 244,592 Shares reserved for issuance upon settlement of outstanding Air Methods performance stock unit awards ("PSUs") multiplied by the offer price of $43.00 per Share; (iv) and 808,478 Shares issuable pursuant to outstanding options ("Options") with an exercise price less than the offer price of $43.00 per Share, multiplied by the offer price of $43.00 per share minus the exercise price for each such option. The foregoing share figures have been provided by Air Methods to the Offeror and are as of March 20, 2017, the most recent practicable date.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2017, issued August 31, 2016, is calculated by multiplying the Transaction Valuation by 0.0001159.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

                 Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

           If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐
    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

    ☐
    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is being filed by ASP AMC Merger Sub, Inc., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of ASP AMC Intermediate Holdings, Inc., a Delaware corporation ("Parent"), which is beneficially owned by affiliated funds managed by American Securities LLC, a New York limited liability company ("American Securities"). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $43.00 per Share (the "Offer Price"), net to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2017 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the "Offer"), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of March 14, 2017, by and among Parent, the Offeror and Air Methods, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.    Summary Term Sheet.

        The information set forth in the section entitled "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Air Methods Corporation, a Delaware corporation. Air Methods' principal executive offices are located at 7211 South Peoria, Englewood, CO, 80112. Air Methods' telephone number is (303) 792-7400.

        (b)   This Schedule TO relates to the outstanding Shares. Air Methods has advised Offeror and Parent that, as of March 20, 2017 (the most recent practicable date) 36,644,628 Shares were issued and outstanding.

        (c)   The information set forth in Section 6 (entitled "Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a) - (c)    This Schedule TO is filed by Offeror and Parent. The information set forth in Section 9 (entitled "Certain Information Concerning the Offeror, Parent and Sponsor") of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  Section 1—"Terms of the Offer"

  •
  Section 2—"Acceptance for Payment and Payment for Shares"

  •
  Section 3—"Procedures for Tendering Shares"

  •
  Section 4—"Withdrawal Rights"

  •
  Section 5—"Certain U.S. Federal Income Tax Consequences"

  •
  Section 11—"Purpose of the Offer and Plans for Air Methods; Transaction Document"

  •
  Section 12—"Sources and Amount of Funds"

  •
  Section 13—"Conditions of the Offer"

  •
  Section 15—"Certain Legal Matters; Regulatory Approvals"

  •
  Section 16—"Appraisal Rights"

  •
  Section 18—"Miscellaneous"

        (a)(1)(ix) - (xi), (a)(2)(v) - (vi)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  Section 9—"Certain Information Concerning the Offeror, Parent and Sponsor"

  •
  Section 10—"Background of the Offer; Contacts with Air Methods"

  •
  Section 11—"Purpose of the Offer and Plans for Air Methods; Transaction Documents"

  •
  Schedule A

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1)-(7)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Introduction"

  •
  the "Summary Term Sheet"

  •
  Section 7—"Certain Effects of the Offer"

  •
  Section 10—"Background of the Offer; Contacts with Air Methods"

  •
  Section 11—"Purpose of the Offer and Plans for Air Methods; Transaction Documents"

  •
  Schedule A

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (d)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 12—"Source and Amount of Funds"

        (b)    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 9—"Certain Information Concerning the Offeror, Parent and Sponsor"

  •
  Schedule A

        (b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 9—"Certain Information Concerning the Offeror, Parent and Sponsor"

  •
  Schedule A

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 3—"Procedures for Tendering Shares"

  •
  Section 10—"Background of the Offer; Contacts with Air Methods"

  •
  Section 17—"Fees and Expenses"

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 9—"Certain Information Concerning the Offeror, Parent and Sponsor"

  •
  Section 10—"Background of the Offer; Contacts with Air Methods"

  •
  Section 11—"Purpose of the Offer and Plans for Air Methods; Transaction Documents"

        (a)(2)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 11—"Purpose of the Offer and Plans for Air Methods; Transaction Documents"

  •
  Section 13—"Conditions of the Offer"

  •
  Section 15—"Certain Legal Matters; Regulatory Approvals"

        (a)(3)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 13—"Conditions of the Offer"

  •
  Section 15—"Certain Legal Matters; Regulatory Approvals"

        (a)(4)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 7—"Certain Effects of the Offer"

        (a)(5)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 15—"Certain Legal Matters; Regulatory Approvals"

        (c)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 23, 2017.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Text of Summary Advertisement, as published in The New York Times on March 23, 2017.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated (incorporated by reference to Exhibit 99.1 to Air Methods' Current Report on Form 8-K, filed on March 14, 2017).
(b)(1)
Debt Commitment Letter, dated as of March 14, 2017, among Parent, Offeror, Royal Bank of Canada, Morgan Stanley Senior Funding, Inc. and Barclays Bank PLC. (excluding Exhibits A, B and C)(the "Debt Commitment Letter")*
(b)(2)	Exhibits A, B and C to the Debt Commitment Letter.*
(d)(1)
Agreement and Plan of Merger, dated as of March 14, 2017, by and among Parent, Offeror and Air Methods (incorporated by reference to Exhibit 2.1 to Air Methods' Current Report on Form 8-K, filed on March 14, 2017).
(d)(2)
Equity Commitment Letter and Limited Guarantee, dated as of March 14, 2017, by and between Parent, American Securities Partners VII, L.P., American Securities Partners VII(B), L.P. and American Securities Partners VII(C), L.P.*
(d)(3)	Confidentiality Agreement, dated as of September 2, 2016, by and between Air Methods and American Securities, as amended on February 13, 2017.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASP AMC MERGER SUB, INC.
By:	/s/ Marc Saiontz
	Name:	Marc Saiontz
	Title:	President
ASP AMC INTERMEDIATE HOLDINGS, INC.
By:	/s/ Marc Saiontz
	Name:	Marc Saiontz
	Title:	President

Dated: March 23, 2017

 EXHIBIT INDEX

EXHIBIT NO.
(a)(1)(A)	Offer to Purchase, dated March 23, 2017.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Text of Summary Advertisement, as published in The New York Times on March, 23, 2017.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated March 14, 2017 (incorporated by reference to Exhibit 99.1 to Air Method's Current Report on Form 8-K, filed on March 14, 2017).
(b)(1)
Debt Commitment Letter, dated as of March 14, 2017, among Parent, Offeror, Royal Bank of Canada, Morgan Stanley Senior Funding, Inc. and Barclays Bank PLC. (excluding Exhibits A, B and C)(the "Debt Commitment Letter")*
(b)(2)	Exhibits A, B and C to the Debt Commitment Letter.*
(d)(1)
Agreement and Plan of Merger, dated as of March 14, 2017, by and among Parent, Offeror and Air Methods (incorporated by reference to Exhibit 2.1 to Air Methods' Current Report on Form 8-K, filed on March 14, 2017).
(d)(2)
Equity Commitment Letter and Limited Guarantee, dated as of March 14, 2017, by and between Parent, American Securities Partners VII, L.P., American Securities Partners VII(B), L.P. and American Securities Partners VII(C), L.P.*
(d)(3)	Confidentiality Agreement, dated as of September 2, 2016, by and between Air Methods and American Securities, as amended on February 13, 2017.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

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  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3 .
SIGNATURES
EXHIBIT INDEX